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                                                                     Exhibit (e)

                           DIVIDEND REINVESTMENT PLAN

As a shareholder in the Trust you are eligible to participate in the Dividend Reinvestment Plan. The Trust generally distributes net investment income monthly and capital gains annually. Under the Trust's Dividend Reinvestment and Cash Purchase Plan (the "Plan") shareholders may elect to have all distributions reinvested automatically in additional shares of the Trust. Shareholders not making such election will receive all distributions in cash paid by check mailed directly to the record holder by the dividend paying agent.

Shareholders participating in the Plan will receive distributions in the form of shares of the Trust. If the market price of the shares on the distribution payment date is equal to or greater than the net asset value, Plan participants will be issued shares at the higher of net asset value or 95% of the market price. For shares issued at a discount from market value, the difference between market value and issue price may represent taxable income at the time of issuance. Any portion of the discount includable in income will increase the basis of the shares issued. If net asset value exceeds the market price, or the distribution is payable only in cash, shares will be bought in the open market for the accounts of Plan participants. If the market price surpasses the net asset value before such purchasing is completed, the average per share price paid may exceed the net asset value of the shares, resulting in the acquisition of fewer shares than if the distribution had been in newly-issued shares.

Participants in the Plan have the option of making additional cash payments to the Plan administrator semiannually, for investment in the Trust's shares. Such payments may be made in any amount from $100 to $500. The administrator will use all funds received from participants (as well as any dividends and distributions received in cash) to purchase Trust shares in the open market semiannually. Interest will not be paid on any uninvested cash payments.
Please refer to the Dividend Reinvestment and Cash Purchase Plan pamphlet for further details.

All Plan accounts receive monthly written confirmations of all transactions. Shares purchased under the Plan are ordinarily held in uncertificated form, although participants have the right to receive certificates for whole shares issued to them.

Each shareholder's proxy includes shares purchased pursuant to the Plan. The automatic reinvestment of distributions does not relieve participants of any income tax payable on the distributions. Participants may recognize capital gain or ordinary income for federal income tax purposes in an amount equal to the market value of shares received under the Plan.

Fees and expenses of the Plan other than brokerage charges will be paid by the Plan agent. No brokerage charges are incurred on shares issued directly by the Trust. Participants will bear a pro-rata share of brokerage charges incurred on open market purchases.

A Plan participant may terminate his or her participation by written notice to the Plan agent. The Plan may be amended or terminated on 30 days written notice to the Plan participants. Upon withdrawal by any participant or any termination of the Plan, certificates for whole shares will be issued and cash payments will be made for any fractional shares. All correspondence concerning the Plan should be directed to State Street Bank and Trust Company, the Trust's dividend disbursing agent and administrator of the Plan, at P.O. Box 82001, Boston, Massachusetts 02266-8200.